SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 16, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 16, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

January 16, 2008
IVANHOE MINES REPORTS ADDITIONAL DRILLING RESULTS
EXTENDING HERUGA COPPER, GOLD AND MOLYBDENUM
DISCOVERY IN MONGOLIA
ULAANBAATAR, MONGOLIA — John Macken, President and CEO of Ivanhoe Mines Ltd., and Charles Forster, Ivanhoe’s Senior Vice President of Exploration, Mongolia, today announced additional drilling results on the Heruga copper, gold and molybdenum deposit in southern Mongolia. The Heruga Deposit is on Entrée Gold’s Javkhlant license, which adjoins the southern boundary of Ivanhoe Mines’ Oyu Tolgoi copper and gold development project. The Javkhlant license is part of the Entrée-Ivanhoe Mines joint-venture agreement area.
A total of 32 drill holes (including daughter holes) on nine sections spaced at 150-to 300-metre intervals along a 1,600-metre strike length of the Heruga discovery now have been completed, or are in progress. Significant copper, gold and molybdenum mineralization has been intersected in new drill holes on six sections extending along 1,600 metres of strike length. Five rigs are drilling on the Heruga Deposit.
Results from eight additional holes are summarized in Table 1. Hole collar locations are shown on a map to be posted on Ivanhoe’s website at www.ivanhoemines.com. Previous results from Heruga were reported in news releases dated October 3 and October 9, 2007.
The recent drill holes have confirmed the presence of Oyu Tolgoi-style mineralization at Heruga, provided continuity of the mineralization between drill sections and confirmed that the mineralization remains open to the east and north. Combined with the mineralization discovered to the north of Oyu Tolgoi, this mineralized structural trend now has been traced for more than 20 kilometres.
Discussion and Highlights of Recent Drilling
A total of 27 drill holes have been completed to date with five more currently in progress. These have provided Entrée and Ivanhoe Mines with additional information about the structure and controls of the mineralization at Heruga. The most recent drilling has continued to define a block of copper-gold-molybdenum mineralization with an approximate strike length of up to 1,600 metres from 4757800N to 4759400N, starting at a vertical depth of approximately 600 metres below surface with a vertical thickness of approximately 400 to 800 metres, and a width of 200 to 300 metres. Current drilling is focused on adding to mineralization on the northern end and the eastern side of the deposit. At the south end of the deposit, EJD0019 and EJD0019A did not intersect significant mineralization and the mineralized zone is apparently cut-off by an east-west trending fault to the south of the EJD0022 section. Hole EJD001A deepened the earlier hole, EJD001, which had been terminated at a depth of 1138 metres. Hole EJD001A intersected over 400 metres of gold-rich mineralization, supporting the theory that the mineralized zone deepens and plunges to the north below the depth of previous drilling. Drilling of EJD008A is currently in progress to test deeper and to the east on this section line.

The most recent results support the working theory that gold-rich copper mineralization is capped by a molybdenum-rich shell. The deposit has been cut longitudinally by a north northeast trending fault, locally referred to as the Bor Tolgoi Fault, which down drops the mineralization along its western side. The Southern half of the deposit lies mostly on the east side of the Bor Tolgoi while the northern half of the deposit lies to the west with barren quartz monzodiorite now defined to the east of the fault in this northern sector. Two rigs are drilling to delineate the gold-rich zone between EJD0020A and EJD0001A and one rig is drilling 200 metres north of EJD0001A to extend the zone to the north. On the southern half of the deposit, EJD0024 is infill drilling to extend the gold-rich mineralization deeper while EJD00026 is drilling 400 metres east of EJD0023 to extend the eastern limit of the molybdenum, gold-rich quartz monzodiorite intersected in EJD0013B and EJD0023.
The Oyu Tolgoi structural trend, as currently defined, now has a total strike length in excess of 20 kilometres, encompassing Oyu Tolgoi in the centre and extensions onto the joint Entrée/Ivanhoe agreement area to the south and north. From the Heruga Deposit in the south, the trend now extends through the Oyu Tolgoi deposits to the lower grade Ulaan Khud or Airport North Zone, located approximately 10 kilometres north-northeast of the Hugo Dummett Deposit.
Table 1. Selected mineralized intervals from the Heruga Deposit

Down-hole depth	Interval	Cu	Au	Mo	Cu Eq*
from-to m	m	%	g/t	ppm	%
Hole EJD0001A
1174 - 1602	430	0.42	0.75	117	1.00
Incl. 1442 - 1604	162	0.42	1.41	7	1.32

Hole EJD0013B
602 - 608	6	0.93	0.05	420	1.32
716 - 790	74	0.70	0.28	281	1.12
966 - 1254	288	0.43	0.89	120	1.10

Hole EJD0015A
726 - 1444	718	0.32	0.28	85	0.58
Incl 1310 - 1436	126	0.42	0.50	98	0.83

Hole EJD0017A
740 - 1338	598	0.62	0.60	173	1.15

Hole EJD0020A
1422 - 1460	38	0.43	1.45	19	1.37

Hole EJD0021
1000 - 1294	294	0.36	0.68	41	0.83
1534 - 1670	136	0.57	1.00	69	1.26

Hole EJD0022
1200 - 1294	94	0.78	0.61	125	1.28

Hole EJD0023
1110 - 1216	106	0.35	0.97	22	0.98
1302 - 1328	26	0.24	1.92	28	1.48
1500 - 1646	pending

*	Copper Equivalent estimated using $1.15/lb copper, $500/oz gold and $10/lb molybdenum, without regard to recoveries.

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Drill maps from the Heruga Deposit will be posted to Ivanhoe’s’ website at www.ivanhoemines.com and to Entrée’s web site at www.entreegold.com.
Quality Assurance and Quality Control
Charles Forster, P.Geo., Ivanhoe Mines’ Senior Vice President of Exploration, Mongolia, Stephen Torr, P. Geo., Ivanhoe Mines’ Chief Resource Geologist, and Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, all qualified persons as defined by NI 43-101, supervised the preparation of the information in this release.
SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.
Ivanhoe Mines currently has a 51% participating interest in the Ivanhoe- Entrée joint venture, which covers approximately 40,000 hectares of Entrée’s 100%-owned Shivee Tolgoi Property (which includes the Javkhlant license), adjacent to Ivanhoe’s Oyu Tolgoi Property. Ivanhoe earned the 51% interest by completing more than US$20 million of aggregate earn-in expenditures on the joint-venture properties to date. Ivanhoe intends to continue incurring earn-in expenditures in accordance with the terms of the joint-venture agreement with a view to increasing its participating interest in the project. Subject to Ivanhoe spending a total of US$35 million on exploration and/or development on the joint-venture properties prior to November 2012, Ivanhoe will earn:
•	a 80% participating interest in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and
•	a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Ivanhoe also owns approximately 15% of the outstanding shares of Entrée Gold (TSX:ETG; AMEX:EGI). Ivanhoe’s strategic partner in the development of the Oyu Tolgoi Project, Rio Tinto, owns approximately 16% of the outstanding shares of Entrée Gold.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Ivanhoe Mines Investors Relations: Bill Trenaman; Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements — This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events such as Ivanhoe’s intent to continue incurring earn-in expenditures on the Heruga Deposit in accordance with the terms of the joint-venture agreement. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.

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